82-5769

UFJ Holdings, Inc



Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	February 4, 2005
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	21 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

Dlw 2/23

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

February 4, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,



Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

To Whom It May Concern:

February 4, 2005

UFJ Holdings, Inc.

Consolidated Financial Information

for the 3rd Quarter of the Fiscal Year Ending March 31, 2005

FINANCIAL HIGHLIGHTS

(Millions of Yen) (Yen for data per share)		3rd Quarter of the Fiscal Year ending March 31, 2005 (Unaudited)	(percentage change)	3rd Quarter of the Fiscal Year ended March 31, 2004 (Unaudited)	(percentage change)	Fiscal Year ended March 31, 2004 (For Reference)
OPERATING RESULTS						
Total Revenues		2,231,421	(- %)	-	(- %)	2,689,911
Income (Loss) before Income Taxes		(134,669)	(- %)	-	(- %)	(331,745)
Net Income (Loss)		(385,792)	(- %)	-	(- %)	(402,806)
Net Income (Loss) per Share		(75,550.90)		-		(82,174.75)
BALANCE SHEETS						
Total Assets	(A)	83,910,051		-		82,134,447
Stockholders' Equity	(B)	1,270,864		-		1,665,098
Ratio of Stockholders' Equity	(B)/(A)	1.5%		-		2.0%
Stockholders' Equity per Share		(29,162.66)		-		34,706.92

FULL-YEAR FORECASTS FOR THE FISCAL YEAR ENDING MARCH 31, 2005 (CONSOLIDATED)

(Millions of Yen)

Total Income	2,300,000
Ordinary Profit	(530,000)
Net Income (Loss)	(750,000)

(Reference) Forecasted net income per share : JPY (145,458.18)

Notes: Figures etc. are not audited by independent auditors.
Figures are truncated rather than rounded.
Results for the 3rd quarter of the previous fiscal year and rates of change are not available because quarterly financial statements were not prepared.

EXHIBIT

Adoption of simplified accounting procedure

The 3rd quarter financial information is prepared pursuant to the standards for the preparation of consolidated interim reports etc. Simplified accounting methods are partly adopted as long as such methods do not mislead decisions made by investors and other stake holders. Details are exemplified below.

1. Reserve for possible loan losses
   - The same self-assessment as in account settlement (including the interim period) is conducted for calculation of reserve for possible loan losses. For the calculation of reserves, expected loss ratio used in last fiscal term is applied.
   - Significant subsequent events are considered in classification of claims and calculation of reserves for possible loan losses.

2. Deferred tax assets
   - Deferred tax assets are calculated by reflecting the changes in unrealized gains and losses of available-for-sale securities during the 3rd quarter to the balance as of the end of the previous financial period.

Overview of Financial Information
for the 9 months ended December 31, 2004

1. Summary of Financial Information

In the consolidated financial results for the 9 months ended December 31, 2004, we posted a gross operating profit of Yen 1,153.9 billion, an ordinary loss of Yen 643.3 billion, and a net loss of Yen 385.7 billion.

A summary of the results for the subsidiary banks on a combined basis* is as follows.

Gross operating profit decreased by Yen 33.3 billion compared with the same period of the previous year to Yen 940.9 billion, due to a decrease in gains on bonds. The performance of each business division was steady.

General and administrative expenses declined by Yen 23.7 billion to Yen 404.5 billion, largely due to the significant reduction in employee bonuses.

As a result, business profit before net transfer to general reserve decreased by Yen 9.6 billion to Yen 536.3 billion. Business profit before net transfer to general reserve, excluding gains on bonds, increased by Yen 19.9 billion to Yen 455.5 billion.

We posted an ordinary loss of Yen 814.1 billion for the period. The major reasons are as follows.

1) We recognized losses on stocks and other equity securities of Yen 224.2 billion, due to the impairment of certain borrowers' preferred stocks which we underwrote in the process of supporting the borrowers' business revitalization.
2) Credit costs totaling Yen 1,022.8 billion were reported because we needed to make additional reserves in order to support large borrowers' significant revitalization, and also because we promoted other activities, including loan sales, to dispose of non-performing assets.

We transferred funds from specific reserve to reserve for possible losses on support of specific borrowers, because the schemes for supporting the revitalization of some large borrowers had been specifically determined. This is the main reason why we recognized gains from reversal of total reserves for credit losses** . Accordingly, we reported extraordinary gains of Yen 556.2 billion from reversal of reserves for credit losses.

We posted a net loss of Yen 432.4 billion for the period, including deferred income taxes etc.

Credit-related expenses (the sum of net transfer to general reserve, credit costs for banking and trust accounts, collection of written-off claims, reversal of loan loss reserve, etc.) totaled Yen 456.4 billion. Please refer to the explanation below for information related to our problem loans issue.

The BIS capital ratios (estimated) for UFJ Holdings, UFJ Bank and UFJ Trust Bank on a consolidated basis, as of December 31, 2004, were 10.70%, 10.82% and 10.84%, respectively.

*Note1: Subsidiary banks on a combined basis means a simple aggregate on a non-consolidated basis of UFJ Bank and UFJ Trust Bank, including their subsidiaries UFJSP, UFJEI and UFJTE.
**Note2: Total reserves for credit losses include general reserve, specific reserve, and specific reserve for loans to refinancing countries. According to the accounting standards, gains from reversal of the total reserves for credit losses have to be reported as extraordinary gains.

2. Problem Loans Issue

(Status of Problem Loans under Financial Reconstruction Law)

The UFJ Group considers the resolution of its problem loans issue as the top priority for management. In order to achieve this goal, we have actively implemented initiatives to promptly revitalize troubled borrowers .

As a result, revitalizing schemes have been determined for many of our large troubled borrowers. Because some of the schemes were already implemented, some claims were disposed of or written off and some doubtful or sub-standard claims were upgraded to the other special mention category.

Consequently, the balance of problem loans, as of December 31, 2004, decreased to around Yen 2.9 trillion on a subsidiary banks combined basis, down by approximately Yen 1.2 trillion from September 30, 2004. As a result, the problem loan ratio improved, declining by 2.56% from September 30, 2004 to 6.86% on December 31, 2004.

UFJ is aiming to resolve its problem loans issue by the end of FY 2004. We will continue to make efforts aimed at reducing our problem loan balance and ratio.

(Credit Related Expenses)

Credit-related expenses for the period decreased by Yen 157.6 billion, compared with the 6 months period ended September 30, 2004, due to the reversal of loan loss reserve for some borrowers for whom revitalization initiatives were implemented or support schemes were determined. However, we expect an increase in credit-related expenses towards the end of FY 2004 because the actual loss ratio used for the calculation of reserves for credit losses will increase temporarily due to the implementation of radical initiatives in the first half in FY2004 for resolving the problem loans issue.

3. Outlook of Financial Results

As we mentioned above, we are making steady progress towards resolving the problem loans issue, which is one of management's top priorities. We are gradually achieving our goal of reducing UFJ's problem loan ratio to less than 4% as we originally planned.

Forecasts of the financial results for the fiscal year ending March 31, 2005, which we released last November, remain unchanged as outlined below. We continue to steadily accumulate business profit.

Forecasts of financial results for FY 2004 (consolidated basis)
Ordinary Loss : Yen 530.0 billion
Net Loss : Yen 750.0 billion

CONSOLIDATED BALANCE SHEETS

(Millions of Yen)	As of Dec. 31 2004 (A) (Unaudited)	As of Dec. 31 2003 (B) (Unaudited)	Variance (A) - (B)	As of March 31 2004 (C) (Summary)	Variance (A) - (C)
Assets:					
Cash and Due from Banks	8,822,014			4,476,660	4,345,354
Call Loans	314,180			292,119	22,060
Receivables under Resale Agreements	875,928			632,784	243,143
Collateral Deposits on Securities Borrowed	2,680,692			2,269,420	411,272
Monetary Receivables Bought	364,309			304,500	59,808
Trading Assets	5,374,794			2,792,948	2,581,846
Money Held in Trust	74,857			132,524	(57,666)
Securities	19,350,085			22,025,991	(2,675,906)
Loans and Bills Discounted	38,695,080			42,462,644	(3,767,564)
Foreign Exchanges	643,504			613,382	30,121
Other Assets	2,329,444			2,753,638	(424,194)
Premises and Equipment	653,087			678,113	(25,025)
Deferred Tax Assets	1,228,158			1,413,766	(185,607)
Consolidated Adjustment Account	4,614			9,229	(4,614)
Customers' Liabilities for Acceptances and Guarantees	3,757,465			3,398,200	359,264
Reserve for Credit Losses	(1,241,743)			(2,120,260)	878,516
Reserve for Losses on Securities	(16,422)			(1,217)	(15,205)
Total Assets	83,910,051			82,134,447	1,775,604
Liabilities, Minority Interests and Stockholders' Equity					
Liabilities:					
Deposits	49,732,045			52,975,742	(3,243,696)
Negotiable Certificates of Deposit	4,791,365			5,514,401	(723,035)
Call Money	6,875,789			4,863,792	2,011,997
Payables under Repurchase Agreements	1,952,873			669,520	1,283,353
Collateral Deposits on Securities Loaned	2,865,948			1,764,098	1,101,850
Commercial Paper	126,411			297,079	(170,668)
Trading Liabilities	2,838,073			2,167,596	670,476
Borrowed Money	1,592,410			1,495,260	97,149
Foreign Exchanges	167,921			187,987	(20,066)
Short-term Corporate Bonds	220,600			70,000	150,600
Corporate Bonds and Notes	2,640,102			2,686,367	(46,265)
Borrowed Money from Trust Account	1,434,955			1,754,077	(319,122)
Other Liabilities	1,510,812			1,668,144	(157,332)
Reserve for Employee Bonus	3,318			17,016	(13,697)
Reserve for Retirement Benefits	13,096			14,354	(1,257)
Reserve for Losses on Supports to Specific Borrowers	480,511			5,057	475,453
Reserve for Losses on Compensation Claim	15,410			-	15,410
Other Reserves	339			295	43
Deferred Tax Liabilities	21,488			17,985	3,502
Deferred Tax Liabilities for Revaluation Reserve for Land	75,393			76,958	(1,564)
Acceptances and Guarantees	3,757,465			3,398,200	359,264
Total Liabilities	81,116,332			79,643,938	1,472,394
Minority Interests	1,522,854			825,410	697,443
Stockholders' Equity:					
Capital Stocks	1,000,000			1,000,000	-
Capital Surplus	1,233,738			1,233,725	13
Retained Earnings	(1,156,884)			(760,566)	(396,317)
Revaluation Reserve for Land, Net of Taxes	110,800			112,964	(2,163)
Net Unrealized Profit (Loss) on Available-for-sale securities, Net of Tax	163,608			172,640	(9,031)
Foreign Currency Translation Adjustments	(77,923)			(91,434)	13,511
Treasury Stock	(2,475)			(2,231)	(244)
Total Stockholders' Equity	1,270,864			1,665,098	(394,233)
Total Liabilities, Minority Interests and Stockholders' Equity	83,910,051			82,134,447	1,775,604

Note: Figures have been truncated

CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions of Yen)	3rd Quarter of the Fiscal Year ending March 31, 2005 (Unaudited) (A)	3rd Quarter of the Fiscal Year ended March 31, 2004 (Unaudited) (B)	Variance (A) - (B)	Fiscal Year ended March 31, 2004 (Summary)
Revenues:				
Interest Income	746,867			1,027,517
Interest on Loans and Bills Discounted	*549,288*			*771,488*
Interest on and Dividends from Securities	*148,200*			*174,723*
Trust Fees	30,839			49,408
Fees and Commissions	353,138			454,711
Trading Gains, Net	63,726			188,019
Other Operating Income	329,024			492,556
Other Income	707,824			477,698
Total Revenues	2,231,421			2,689,911
Expenses:				
Interest Expenses	151,798			202,504
Interest on Deposits	*58,501*			*71,859*
Fees and Commissions	55,662			66,914
Other Operating Expenses	165,845			334,458
General and Administrative Expenses	546,660			773,036
Other Expenses	1,446,124			1,644,742
Total Expenses	2,366,091			3,021,656
Income (Loss) before Income Taxes & Minority Interests	(134,669)			(331,745)
Income Taxes (current)	9,411			14,127
Income Taxes (deferred)	226,804			36,929
Minority Interests in Net Income (Loss)	14,807			20,003
Net Income (Loss)	(385,792)			(402,806)

Note: Figures have been truncated

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

(Millions of Yen)	3rd Quarter of the Fiscal Year ending March 31, 2005 (Unaudited) (A)	ended March 31, 2004 (Unaudited) (B)	Variance (A) - (B)	Fiscal Year ended March 31, 2004 (Summary)
Capital Surplus				
Balance, at the Beginning of the Period	1,233,725			1,233,702
Additions	13			23
Gain on Sales of Treasury Stocks	13			23
Balance, at the End of the Period	1,233,738			1,233,726
Retained Earnings				
Balance, at the Beginning of the Period	(760,566)			(359,380)
Additions	2,338			8,651
Reversal of Revaluation Reserve for Land	2,338			8,651
Deductions	398,656			409,837
Dividend Declared	12,861			7,028
Bonuses for Directors and Statutory Auditors	2			2
Net Loss for the Period	385,792			402,806
Balance, at the End of the Period	(1,156,884)			(760,566)

Note: Figures have been truncated

Supplementary to the Financial Information
for the 3rd Quarter of the Fiscal Year Ending March 31, 2005

UFJ Holdings, Inc.

TABLE OF CONTENTS

"Combined" means simple aggregate on a non-consolidated basis of UFJ Bank combined (including UFJ Strategic Partner Co., Ltd. and UFJ Equity Investments Co., Ltd.) and UFJ Trust Bank combined (including UFJ Trust Equity, Co., Ltd.).

"Combined" means simple aggregate on a non-consolidated basis of UFJ Bank and two subsidiaries (UFJ Strategic Partner Co., Ltd. and UFJ Equity Investments Co., Ltd.).

"Combined" means simple aggregate on a non-consolidated basis of UFJ Trust Bank and the subsidiary (UFJ Trust Equity Co., Ltd.).

UFJ Holdings (Consolidated)

1. INCOME STATEMENT FOR THE THIRD QUARTER OF THE FY ENDING MARCH 31, 2005 (Billions of Yen)

		3rd Quarter of the FY Ending March 31, 2005 (Unaudited)	3rd Quarter of the FY Ended March 31, 2004 (Unaudited)	Variance	FY03 (For Reference)
Gross Operating Profit	A	1,153.9			1,625.2
Interest Income	B	595.0			825.0
Trust Fees (before write-off)	C	34.5			66.3
Fees & Commissions	D	297.4			387.7
Trading Revenue	E	63.7			188.0
Other Operating Income	F	163.1			158.0
General and Administrative Expenses (minus)	G	546.6			773.0
Net Transfer to General Reserve (minus)	H	-			280.0
Nonrecurrent Income & Expenses	I	(1,250.6)			(969.8)
Gains/Losses on Stocks & Other Equity Securities	J	(158.2)			239.1
Credit Costs	K	(1,024.4)			(1,134.3)
Credit Costs (Trust Account)	L	(3.6)			(16.9)
Trust Account Loss Indemnified	M	(3.0)			-
Transfer to Reserve for Losses on Securities	N	(15.5)			-
Gains/Losses on Investments under Equity Method	O	2.6			7.8
Ordinary Profit (Lose)	P	(643.3)			(397.6)
Extraordinary Gains/Losses	Q	508.8			65.9
Collection of Written-off Claims	R	35.3			54.9
Reversal from Reserve for Possible Loan Losses	S	466.8			-
Reversal from Reserve for Contingent Liabilities Related to Loans Sold	T	-			0.2
Gains on Cancellation of Retirement Benefit Trusts	U	38.3			-
Income before Income Taxes	V	(134.6)			(331.7)
Income Taxes (current)(minus)	W	9.4			14.1
Income Taxes (deferred)(minus)	X	226.9			36.9
Minority Interests in Net Income	Y	14.8			20.0
Net Income (Loss)	Z	(385.7)			(402.8)

Credit-related Expenses *(H+K+L+M+R+S+T)*	AA	(528.9)			(1,376.0)

Note: Results for the 3rd quarter of the previous fiscal year are not available because quarterly financial statements were not prepared.

There is Reversal from Reserve for Possible Loan Losses in the 3rd quarter of the Fiscal Year ending March 31, 2005 and is posted as an item in Extraordinary Gains. (column R)

There is Reversal from Reserve for Contingent Liabilities Related to Loans Sold in FY 2003 and is posted as an item in Extraordinary Gains. (column S)

UFJ Holdings (Combined for UFJ Bank and UFJ Trust Bank)

2. INCOME STATEMENT FOR THE THIRD QUARTER OF THE FY ENDING MARCH 31, 2005

(Billions of Yen)

		3rd Quarter of the FY Ending March 31, 2005 (Unaudited)	3rd Quarter of the FY Ended March 31, 2004 (Unaudited)	Variance	FY03 (For Reference)
Gross Operating Profit	A	840.9	974.2	(33.3)	1,362.3
Interest Income	B	536.9			780.2
Trust Fees (before write-off)	C	34.6			66.6
Fees & Commissions	D	171.7			220.4
Trading Revenue	E	39.7			146.6
Other Operating Income	F	157.8			148.4
Expenses (minus)	G	404.5	428.2	(23.7)	567.7
Business Profit (before net transfer to general reserve)	H	536.3	546.0	(9.6)	794.6
Excluding Gains & Losses on Bonds	I	455.5	435.6	19.9	673.3
Net Transfer to General Reserve (minus)	J	21.1			342.3
Business Profit (before write-off in trust account)	K	515.2			452.2
Gains & Losses on Bonds	L	80.8			121.3
Nonrecurrent Income & Expenses	M	(1,329.4)			(879.4)
Gains/Losses on Stocks & Other Equity Securities	N	(224.2)			327.5
Gains on Sales	O	176.5			397.7
Losses on Sales	P	(20.5)			(57.7)
Revaluation Losses	Q	(380.1)			(12.4)
Credit Costs	R	(1,019.2)			(1,031.9)
Credit Costs (Trust Account)	S	(3.6)			(16.9)
Trust Account Loss Indemnified	T	(3.0)			-
Transfer to Reserve for Losses on Securities	U	(15.3)			(51.9)
Transfer to Reserve for Losses on Compensation Claim	V	(15.4)			-
Ordinary Profit (Loss)	W	(814.1)	134.5	(948.7)	(427.2)
Extraordinary Gains/Losses	X	601.6			90.5
Collection of Written-off Claims	Y	34.2			53.7
Reversal from Reserve for Possible Loan Losses	Z	556.2			25.6
Reversal from Reserve for Contingent Liabilities Related to Loans Sold	AA	-			0.2
Gains on Cancellation of Retirement Benefit Trusts	AB	38.3			-
Income before Income Taxes	AC	(212.5)			(336.6)
Income Taxes (current)(minus)	AD	0.9			3.5
Income Taxes (deferred)(minus)	AE	218.9			35.3
Net Income (Loss)	AF	(432.4)	251.3	(683.8)	(375.5)

Credit-related Expenses *(J+R+S+T+Y+Z+AA)*	AG	(456.4)	(266.1)	(190.3)	(1,311.5)

Notes There is Reversal from Reserve for Possible Loan Losses in the 3rd quarter of the Fiscal Year ending March 31, 2005 and is posted as an item in Extraordinary Gains. (column Z)

There is Reversal from Reserve for Possible Loan Losses (column Z) and Reversal from Reserve for Contingent Liabilities Related to Loans Sold (column AA) in FY 2003 and is posted as an item in Extraordinary Gains

Business profit in column H is the figure before write-off in trust account and net transfer to general reserve.

UFJ HOLDINGS

3. PROBLEM LOANS UNDER FINANCIAL RECONSTRUCTION LAW (Combined)

(Billions of Yen)

		Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2003
Bankrupt / Quasi-bankrupt	A	259.5	259.5	365.4
Doubtful	B	2,196.0	3,270.9	889.9
Sub-standard	C	488.0	623.8	2,119.8
Total Problem Loans	D	2,943.5	4,154.3	3,375.2

Notes

1. Figures as of Dec. 31, 2004 and Dec 31, 2003 are classified into the categories defined in Article 4 of "Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems". The figures are compiled in the same aggregation process in account settlement (including the interim account settlement) and fully reflect the outcome of the self assessment as of Dec 31, 2004 and Dec. 31, 2003. Above figures are presented net of direct write-offs.
2. The combined amounts are those after adjustment of intra-group transactions.
3. Claims which are not classified as problem loans under the Financial Reconstruction Law are as follows.

(Billions of Yen)

		Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2003
Loans to Sub-standard Borrowers (C is included)	E	592.5	757.7	2,881.3
Other Special Mention	F	2,258.8	1,955.2	3,647.5
Normal	G	37,558.2	37,820.1	37,426.7
Total (A+B+E+F+G)	H	42,865.2	44,063.6	45,210.9
Problem Loan Ratio (D/H)	I	6.86%	9.42%	7.46%

4. BIS RISK ADJUSTED CAPITAL RATIOS (Consolidated)

(Billions of Yen)

	Dec. 31, 2004 *	Sept. 30, 2004	Mar. 31, 2005 **
(1) Capital Ratio	10.70%	9.92%	9.0% to 9.5%
(2) Tier I	2,508.9	2,203.9	
(3) Tier II (Amount included in Total Capital)	2,293.0	2,159.1	
(4) Deducted Items	77.0	74.8	
(5) Total Capital (2)+(3)-(4)	4,725.0	4,288.2	
(6) Risk-Weighted Assets	44,138.4	43,207.7	

* Estimated Amount

** Forecasted Amount

5. UNREALIZED GAINS/LOSSES ON SECURITIES WITH MARKET VALUE (Combined)

(Billions of Yen)	As of Dec. 31, 2004				As of Sept. 30, 2004				As of Dec. 31, 2003			
	Market Value	Net	Unrealized Gain	Unrealized Loss	Market Value	Net	Unrealized Gain	Unrealized Loss	Market Value	Net	Unrealized Gain	Unrealized Loss
Available-for-Sale Securities												
Total	15,815.6	185.5	374.5	189.0	16,434.8	189.1	390.8	201.6	19,780.7	254.6	517.4	262.7
(a) Stocks	*1,793.7*	*253.4*	*320.0*	*66.5*	*1,827.5*	*283.3*	*345.5*	*62.2*	*2,427.2*	*300.7*	*427.7*	*127.0*
(b) Bonds	*11,074.6*	*(62.2)*	*8.3*	*70.5*	*11,484.9*	*(69.1)*	*13.3*	*82.5*	*15,208.8*	*(60.7)*	*49.5*	*110.2*
(c) Others	*2,947.3*	*(5.6)*	*46.1*	*51.8*	*3,122.4*	*(24.9)*	*31.8*	*56.8*	*2,144.5*	*14.6*	*40.0*	*25.4*

Notes:

1. Unrealized gain/loss as of Dec. 31, 2004 and Dec. 31, 2003 are represented as the difference between book value after application of amortized cost method and impairment accounting and market value as of each date. (Market values for stocks are calculated mainly by using the average market prices during the final month of the quarter period. Market values for bonds and others are calculated from the prices at the end of the quarter period.)
2. The above includes securities, negotiable due from banks, commodity fund and others.
3. Unrealized gain/loss of securities of subsidiaries and affiliates with market value are as follows.
   We have no held-to-maturity bond with market value.

(Billions of Yen)	As of Dec. 31, 2004				As of Sept. 30, 2004				As of Dec. 31, 2003			
	Book Value	Net	Unrealized Gain	Unrealized Loss	Book Value	Net	Unrealized Gain	Unrealized Loss	Book Value	Net	Unrealized Gain	Unrealized Loss
Investments in subsidiaries and affiliates	*137.7*	*(13.6)*	*4.6*	*18.2*	*137.7*	*(14.4)*	*3.8*	*18.2*	*272.0*	*57.7*	70.3	12.5

6. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Combined)

(Billions of Yen)

	Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2003
Domestic Individual Deposits	26,324.3	26,060.9	27,113.5
Demand Deposits	15,080.8	14,585.2	15,057.9
Time Deposits	10,776.6	11,014.8	11,583.2
Domestic Corporate Deposits	17,229.1	17,424.5	17,613.1
Demand Deposits	12,456.4	12,318.9	12,354.5
Time Deposits	4,044.9	4,144.1	4,082.3
Other Domestic Deposits	2,156.0	3,133.4	3,033.4
Demand Deposits	1,350.6	1,722.9	1,443.6
Time Deposits	334.3	402.4	327.4
Trust Principal	1,858.0	2,097.7	2,017.9
Domestic Individuals	747.5	781.7	920.8
Domestic Corporations	1,110.4	1,316.0	1,097.0

	Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2003
Domestic Loans	36,395.8	37,212.0	38,915.6
Banking Account	35,811.4	36,599.4	38,109.0
Trust Account	584.4	612.6	806.6

Notes:

1. The above figures are calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility]).
2. Other Domestic Deposits includes public money from local governments and deposits from financial institutions.
3. Demand Deposits = Current Deposits + Ordinary Deposits + Saving Deposits + Deposits at Notice
   Time Deposits = Time Deposits + Periodical Deposits
4. 'Trust Principal' and 'Domestic Loans in Trust Account' are the total of Jointly Operated Designated Money Trusts and Loan Trusts whose principal is indemnified.

UFJ Bank (Combined for UFJ Bank, UFJSP and UFJEI)

1. INCOME STATEMENT FOR THE RHIRD QUARTER OF THE FY ENDING MARCH 31, 2005

(Billions of Yen)

		3rd Quarter of the FY Ending March 31, 2005 (Unaudited)	3rd Quarter of the FY Ended March 31, 2004 (Unaudited)	Variance	FY03 (For Reference)
Gross Operating Profit	A	840.1	869.1	(29.0)	1,198.2
Interest Income	B	513.7			741.3
Fees & Commissions	C	133.5			171.9
Trading Revenue	D	39.0			143.6
Other Operating Income	E	153.7			141.3
Expenses (minus)	F	349.9	369.4	(19.5)	490.0
Business Profit (before net transfer to general reserve)	G	490.2	499.6	(9.4)	708.1
Excluding Gains & Losses on Bonds	H	413.7	394.7	18.9	594.9
Net Transfer to General Reserve (minus)	I	-			342.3
Business Profit	J	490.2			365.8
Gains & Losses on Bonds	K	76.4			113.2
Nonrecurrent Income & Expenses	L	(1,256.1)			(824.7)
Gains/Losses on Stocks & Other Equity Securities	M	(228.8)			305.2
Gains on Sales	N	164.6			352.8
Losses on Sales	O	(19.2)			(37.2)
Revaluation Losses	P	(374.2)			(10.3)
Credit Costs	Q	(968.0)			(983.1)
Transfer to Reserve for Losses on Securities	R	(14.9)			(51.9)
Ordinary Profit (Loss)	S	(765.9)	153.2	(919.2)	(458.8)
Extraordinary Gains/Losses	T	604.1			70.0
Collection of Written-off Claims	U	33.9			61.3
Reversal from Reserve for Possible Loan Losses	V	556.2			-
Reversal from Reserve for Contingent Liabilities Related to Loans Sold	W	-			0.2
Gains on Cancellation of Retirement Benefit Trusts	X	38.3			-
Income before Income Taxes	Y	(161.7)			(388.8)
Income Taxes (current) (minus)	Z	0.9			3.4
Income Taxes (deferred) (minus)	AA	178.0			16.4
Net Income (Loss)	AB	(340.7)	222.9	(563.7)	(408.8)

Credit-related Expenses *(I+Q+U+V+W)*	AC	(377.8)	(253.1)	(124.6)	(1,273.9)

Notes There is Reversal from Reserve for Possible Loan Losses in the 3rd quarter of the Fiscal Year ending March 31, 2005 and is posted as an item

UFJ BANK

2. PROBLEM LOANS UNDER FINANCIAL RECONSTRUCTION LAW (Combined)

(Billions of Yen)

		Dec. 31, 2004		Sept. 30, 2004		Dec. 31, 2003	
			UFJ Bank (non-consol.)		UFJ Bank (non-consol.)		UFJ Bank (non-consol.)
Bankrupt / Quasi-bankrupt	A	222.4	219.9	235.0	218.0	304.0	254.9
Doubtful	B	2,163.5	2,148.8	2,999.1	2,982.4	857.4	803.8
Sub-standard	C	461.8	453.4	571.1	562.1	1,806.7	1,778.7
Total Problem Loans	D	2,847.8	2,822.2	3,805.3	3,762.7	2,968.2	2,837.6

Notes

1. Figures as of Dec. 31, 2004 and Dec. 31, 2003 are classified into the categories defined in Article 4 of "Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems". The figures are compiled in the same aggregation process in account settlement (including the interim account settlement) and fully reflect the outcome of the self assessment as of Dec. 31, 2004 and Dec. 31, 2003. Above figures are presented net of direct write-offs.
2. The combined amounts are those after adjustment of intra-group transactions.
3. Claims which are not classified as problem loans under the Financial Reconstruction Law are as follows.

(Billions of Yen)

		Dec. 31, 2004		Sept. 30, 2004		Dec. 31, 2003	
			UFJ Bank (non-consol.)		UFJ Bank (non-consol.)		UFJ Bank (non-consol.)
Loans to Sub-standard Borrowers (C is included)	E	562.4	553.1	700.9	691.2	2,532.8	2,500.4
Other Special Mention	F	1,939.8	1,935.8	1,646.9	1,642.9	3,162.5	3,157.9
Normal	G	34,863.6	34,858.1	34,844.0	34,837.8	34,436.8	34,436.6
Total (A+B+E+F+G)	H	39,751.8	39,715.9	40,426.2	40,372.5	41,293.8	41,153.9
Problem Loan Ratio (D/H)	I	7.16%	7.10%	9.41%	9.31%	7.18%	6.89%

3. BIS RISK ADJUSTED CAPITAL RATIOS (Consolidated)

(Billions of Yen)

	Dec. 31, 2004 *	Sept. 30, 2004
(1) Capital Ratio	10.82%	10.03%
(2) Tier I	2,296.9	2,021.1
(3) Tier II (Amount Included in Total Capital)	2,143.2	2,006.8
(4) Deducted Items	73.3	70.5
(5) Total Capital (2)+(3)-(4)	4,366.7	3,957.4
(6) Risk-Weighted Assets	40,347.8	39,419.1

Mar. 31, 2005 **
Appx. 9.0%

* Estimated Amount

4. UNREALIZED GAINS/LOSSES ON SECURITIES WITH MARKET VALUE (Combined)

	As of Dec. 31, 2004				As of Sept. 30, 2004				As of Dec. 31, 2003			
	Market		Unrealized		Market		Unrealized		Market		Unrealized	
(Billions of Yen)	Value	Net	Gain	Loss	Value	Net	Gain	Loss	Value	Net	Gain	Loss
Available-for-Sale Securities												
Total	13,843.4	178.5	321.1	142.6	14,460.9	184.2	332.8	148.5	17,920.2	286.2	460.1	173.9
(a) Stocks	*1,448.2*	*226.6*	*270.0*	*43.3*	*1,472.7*	*248.9*	*290.9*	*41.9*	*2,017.4*	*294.2*	*372.3*	*78.0*
(b) Bonds	*9,687.4*	*(53.4)*	*5.6*	*59.1*	*10,000.9*	*(57.2)*	*10.4*	*67.7*	*13,851.7*	*(37.5)*	*49.0*	*86.6*
(c) Others	*2,807.7*	*5.3*	*45.4*	*40.1*	*2,987.2*	*(7.4)*	*31.4*	*38.9*	*2,051.1*	*29.5*	*38.7*	*9.2*

Notes:

1. Unrealized gain/loss as of Dec. 31, 2004 and Dec. 31, 2003 are represented as the difference between book value after application of amortized cost method and impairment accounting and market value as of each date. (Market values for stocks are calculated mainly by using the average market prices during the final month of the quarter period. Market values for bonds and others are calculated from the prices at the end of the quarter period.)
2. The above includes securities, negotiable due from banks, commodity fund and others.
3. Unrealized gain/loss of securities of subsidiaries and affiliates with market value are as follows.
   We have no held-to-maturity bond with market value.

	As of Dec. 31, 2004				As of Sept. 30, 2004				As of Dec. 31, 2003			
	Book		Unrealized		Book		Unrealized		Book		Unrealized	
(Billions of Yen)	Value	Net	Gain	Loss	Value	Net	Gain	Loss	Value	Net	Gain	Loss
Investments in subsidiaries and affiliates	*137.7*	*(13.6)*	*4.6*	*18.2*	*137.7*	*(14.4)*	*3.8*	*18.2*	*272.0*	*57.7*	*70.3*	12.5

<UFJ Bank, excluding 2 subsidiaries>

	As of Dec. 31, 2004				As of Sept. 30, 2004				As of Dec. 31, 2003			
	Market		Unrealized		Market		Unrealized		Market		Unrealized	
(Billions of Yen)	Value	Net	Gain	Loss	Value	Net	Gain	Loss	Value	Net	Gain	Loss
Available-for-Sale Securities												
Total	13,520.2	134.4	274.2	139.7	14,035.1	135.1	281.7	146.5	17,551.8	241.9	412.3	170.4
(a) Stocks	*1,025.4*	*182.6*	*223.0*	*40.4*	*1,047.4*	*199.8*	*239.7*	*39.9*	*1,849.8*	*249.9*	*324.5*	*74.5*
(b) Bonds	*9,686.9*	*(53.4)*	*5.6*	*59.1*	*10,000.4*	*(57.2)*	*10.4*	*67.7*	*13,850.9*	*(37.5)*	*49.0*	*86.6*
(c) Others	*2,807.7*	*5.3*	*45.4*	*40.1*	*2,987.2*	*(7.4)*	*31.4*	*38.9*	*2,051.1*	*29.5*	*38.7*	*9.2*

Notes:

1. Unrealized gain/loss as of Dec. 31, 2004 and Dec. 31, 2003 are represented as the difference between book value after application of amortized cost method and impairment accounting and market value as of each date. (Market values for stocks are calculated mainly by using the average market prices during the final month of the quarter period. Market values for bonds and others are calculated from the prices at the end of the quarter period.)
2. The above includes securities, negotiable due from banks, commodity fund and others.
3. Unrealized gain/loss of securities of subsidiaries and affiliates with market value are as follows.
   We have no held-to-maturity bond with market value.

	As of Dec. 31, 2004				As of Sept. 30, 2004				As of Dec. 31, 2003			
	Book		Unrealized		Book		Unrealized		Book		Unrealized	
(Billions of Yen)	Value	Net	Gain	Loss	Value	Net	Gain	Loss	Value	Net	Gain	Loss
Investments in subsidiaries and affiliates	*137.7*	*(13.6)*	*4.5*	*18.2*	*137.7*	*(14.4)*	*3.8*	*18.2*	*272.0*	*57.7*	*70.3*	*12.5*

5. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Combined)

(Billions of Yen)

	Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2003
Domestic Individual Deposits	24,355.9	24,018.9	24,934.1
Demand Deposits	14,694.4	14,202.7	14,675.9
Time Deposits	9,204.1	9,366.0	9,793.8
Domestic Corporate Deposits	16,470.9	16,597.5	16,239.5
Demand Deposits	12,139.0	11,898.1	11,868.2
Time Deposits	3,614.0	3,748.6	3,581.7
Other Domestic Deposits	2,071.0	2,991.5	2,968.6
Demand Deposits	1,343.5	1,719.1	1,430.7
Time Deposits	258.3	317.6	277.9

	Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2003
Domestic Loans	33,358.8	33,658.3	35,127.9
UFJ Bank (excl.UFJSP &UFJEI)	33,311.3	33,604.7	34,988.8

Notes:

1. The above figures are calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility]).
2. Other Domestic Deposits includes public money from local governments and deposits from financial institutions.
3. Demand Deposits = Current Deposits + Ordinary Deposits + Saving Deposits + Deposits at Notice
   Time Deposits = Time Deposits + Periodical Deposits

UFJ Trust Bank (Combined for UFJ Trust Bank and UFJTE)

1. INCOME STATEMENT FOR THE THIRD QUARTER OF THE FY ENDING MARCH 31, 2005

(Billions of Yen)

		3rd Quarter of the FY Ending March 31, 2005 (Unaudited)	3rd Quarter of the FY Ended March 31, 2004 (Unaudited)	Variance	FY03 (For Reference)
Gross Operating Profit	A	100.7	105.1	(4.3)	164.1
Trust Fees (before write-off)	B	34.6			66.6
Interest Income	C	23.2			38.8
Fees & Commissions	D	38.1			48.4
Trading Revenue	E	0.6			3.0
Other Operating Income	F	4.1			7.1
Expenses (minus)	G	54.6	58.7	(4.1)	77.6
Business Profit (before net transfer to general reserve)	H	46.1	46.3	(0.1)	86.4
Excluding Gains & Losses on Bonds	I	41.8	40.8	0.9	78.3
Net Transfer to General Reserve (minus)	J	21.1			-
Business Profit (before write-off in trust account)	K	25.0			86.4
Gains & Losses on Bonds	L	4.3			8.0
Nonrecurrent Income & Expenses	M	(73.2)			(54.7)
Gains/Losses on Stocks & Other Equity Securities	N	4.6			22.3
Gains on Sales	O	11.8			44.9
Losses on Sales	P	(1.3)			(20.5)
Revaluation Losses	Q	(5.9)			(2.1)
Credit Costs	R	(51.2)			(48.7)
Credit Costs (Trust Account)	S	(3.6)			(16.9)
Trust Account Loss Indemnified	T	(3.0)			-
Transfer to Reserve for Losses on Securities	U	(0.3)			0.0
Transfer to Reserve for Losses on Compensation Claim	V	(15.4)			-
Ordinary Profit (Loss)	W	(48.2)	(18.7)	(29.4)	31.6
Extraordinary Gains/Losses	X	(2.5)			20.5
Collection of Written-off Claims	Y	0.3			2.4
Reversal from Reserve for Possible Loan Losses	Z	-			25.6
Income before Income Taxes	AA	(50.8)			52.1
Income Taxes (current)(minus)	AB	0.0			0.0
Income Taxes (deferred)(minus)	AC	40.9			18.8
Net Income (Loss)	AD	(91.7)	28.3	(120.1)	33.2
Credit-related Expenses *(J+R+S+T+Y+Z)*	AE	(78.6)	(12.9)	(65.6)	(37.6)

Note: Business profit in column H is the figure before write-off in trust account and net transfer to general reserve.

Due to trust accounts, settlement of which are concentrated in September and March, trust fees and business profit in the 1st and 3rd quarters tend to be smaller than those in the 2nd and 4th quarters.

There was Reversal from Reserve for Possible Loan Losses in the Fiscal Year ended March 31, 2004 and was posted as an item in Extraordinary Gains. (column Z)

UFJ TRUST BANK

2. PROBLEM LOANS UNDER FINANCIAL RECONSTRUCTION LAW (Non-consolidated)

(Billions of Yen)

			Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2003
	Banking Account	A	30.4	16.4	49.8
	Trust account	B	6.7	7.9	11.5
Bankrupt/Quasi-bankrupt		C	37.1	24.4	61.4
	Banking Account	D	24.9	262.7	22.8
	Trust account	E	7.5	9.0	9.6
Doubtful		F	32.4	271.7	32.4
	Banking Account	G	15.9	40.2	288.0
	Trust account	H	10.2	12.4	25.0
Sub-standard		I	26.1	52.6	313.0
	Banking Account	J	71.2	319.5	360.7
	Trust account	K	24.4	29.3	46.1
Total Problem Loans		L	95.7	348.9	406.9

Notes

1. Figures as of Dec. 31, 2004 and Dec. 31, 2003 are classified into the categories defined in Article 4 of "Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems". The figures are compiled in the same aggregation process in account settlement (including the interim account settlement) and fully reflect the outcome of the self assessment as of Dec. 31, 2004 and Dec. 31, 2003. Above figures are presented net of direct write-offs.
2. Claims which are not classified as problem loans under the Financial Reconstruction Law are as follows.

(Billions of Yen)

			Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2003
	Banking Account	M	17.5	42.1	319.2
	Trust account	N	12.6	14.5	29.2
Loans to Sub-standard Borrowers ("I" is included)		O	30.1	56.7	348.4
	Banking Account	P	283.0	272.5	421.8
	Trust account	Q	35.9	35.6	63.1
Other Special Mention		R	319.0	308.2	484.9
	Banking Account	S	2,174.4	2,430.6	2,298.1
	Trust account	T	520.1	545.3	691.7
Normal		U	2,694.6	2,976.0	2,989.8
	Banking Account	V	2,530.3	3,024.7	3,111.8
	Trust account	W	583.0	612.6	805.2
Total (C+F+O+R+U)		X	3,113.4	3,637.3	3,917.1
Problem Loan Ratio (L/X)		Y	3.07%	9.59%	10.38%

3. RISK ADJUSTED CAPITAL RATIOS (Consolidated, Domestic Standards)

(Billions of Yen)

	Dec. 31, 2004 *	Sept. 30, 2004	Mar. 31, 2005 **
(1) Capital Ratio	10.84%	8.82%	Appx. 11.5%
(2) Tier I	277.7	245.6	
(3) Tier II (Amount included in Total Capital)	143.2	145.8	
(4) Deducted Items	87.8	84.3	
(5) Total Capital (2)+(3)-(4)	333.1	307.1	
(6) Risk-Weighted Assets	3,073.3	3,480.7	

* Estimated Amount

** Forecasted Amount

4. UNREALIZED GAINS/LOSSES ON SECURITIES WITH MARKET VALUE (Combined)

(Billions of Yen)	As of Dec. 31, 2004				As of Sept. 30, 2004				As of Dec. 31, 2003			
	Market Value	Net	Unrealized Gain	Unrealized Loss	Market Value	Net	Unrealized Gain	Unrealized Loss	Market Value	Net	Unrealized Gain	Unrealized Loss
Available-for-Sale Securities												
Total	1,872.2	6.9	53.3	46.3	1,874.0	4.8	57.8	53.0	1,860.4	(31.6)	57.2	88.8
(a) Stocks	*345.5*	*26.7*	*49.9*	*23.2*	*354.8*	*34.3*	*54.6*	*20.3*	*409.8*	*6.4*	*55.4*	*49.0*
(b) Bonds	*1,387.1*	*(8.8)*	*2.6*	*11.4*	*1,484.0*	*(11.8)*	*2.8*	*14.7*	*1,357.1*	*(23.1)*	*0.4*	*23.6*
(c) Others	*139.5*	*(10.9)*	*0.6*	*11.6*	*135.1*	*(17.5)*	*0.4*	*17.9*	*93.4*	*(14.9)*	*1.2*	*16.2*

Notes:

1. Unrealized gain/loss as of Dec. 31, 2004 and Dec. 31, 2003 are represented as the difference between book value after application of amortized cost method and impairment accounting and market value as of each date. (Market values for stocks are calculated mainly by using the average market prices during the final month of the quarter period. Market values for bonds and others are calculated from the prices at the end of the quarter period.)
2. We have no security of subsidiary or affiliate with market value.

<UFJ Trust Bank, excluding UFJ Trust Equity>

(Billions of Yen)	As of Dec. 31, 2004				As of Sept. 30, 2004				As of Dec. 31, 2003			
	Market Value	Net	Unrealized Gain	Unrealized Loss	Market Value	Net	Unrealized Gain	Unrealized Loss	Market Value	Net	Unrealized Gain	Unrealized Loss
Available-for-Sale Securities												
Total	1,740.5	2.3	44.4	42.0	1,837.4	(3.5)	46.9	50.4	1,802.0	(32.2)	55.9	88.2
(a) Stocks	*213.8*	*22.1*	*41.1*	*18.9*	*218.2*	*25.8*	*43.6*	*17.7*	*351.4*	*5.7*	*54.1*	*48.4*
(b) Bonds	*1,387.1*	*(8.8)*	*2.6*	*11.4*	*1,484.0*	*(11.8)*	*2.9*	*14.7*	*1,357.1*	*(23.1)*	*0.4*	*23.6*
(c) Others	*139.5*	*(10.9)*	*0.8*	*11.6*	*135.1*	*(17.5)*	*0.4*	*17.9*	*93.4*	*(14.9)*	*1.2*	*16.2*

Notes:

1. Unrealized gain/loss as of Dec. 31, 2004 and Dec. 31, 2003 are represented as the difference between book value after application of amortized cost method and impairment accounting and market value as of each date. (Market values for stocks are calculated mainly by using the average market prices during the final month of the quarter period. Market values for bonds and others are calculated from the prices at the end of the quarter period.)
2. We have no security of subsidiary or affiliate with market value.

5. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Non-consolidated)

(Billions of Yen)

	Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2003
Domestic Individual Deposits	1,958.4	2,042.0	2,179.3
Demand Deposits	386.4	382.4	382.0
Time Deposits	1,572.4	1,648.8	1,789.3
Domestic Corporate Deposits	758.1	827.0	1,373.6
Demand Deposits	317.4	420.8	486.3
Time Deposits	430.8	396.5	480.6
Other Domestic Deposits	85.0	141.8	84.7
Demand Deposits	7.0	3.8	12.8
Time Deposits	76.9	84.7	49.4
Trust Principal	1,858.0	2,097.7	2,017.8
Domestic Individuals	747.5	781.7	920.8
Domestic Corporations	1,110.4	1,316.0	1,097.0

	Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2003
Domestic Loans	3,037.0	3,553.6	3,787.6
Banking Account	2,452.5	2,941.0	2,981.0
Trust Account	584.4	612.6	806.6

Notes:

1. The above figures are calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility]).
2. Other Domestic Deposits includes public money from local governments and deposits from financial institutions.
3. Demand Deposits = Current Deposits + Ordinary Deposits + Saving Deposits + Deposits at Notice
   Time Deposits = Time Deposits + Periodical Deposits
4. 'Trust Principal' and 'Domestic Loans in Trust Account' are the total of Jointly Operated Designated Money Trusts and Loan Trusts whose principal is indemnified.

6. BALANCE SHEETS (TRUST ACCOUNT) (Non-consolidated)

(Billions of Yen)	As of Dec. 31 2004	As of Sept. 30 2004	As of Dec. 31 2003
Assets:			
Loans and Bills Discounted	669.6	691.7	
Securities	13,297.6	13,104.5	
Beneficiary Rights in Trust	12,489.9	12,223.7	
Securities in Trust	467.5	436.8	
Securities Lent	846.1	981.2	
Money Claims	3,089.9	3,009.3	
Premises and Equipment	2,252.6	2,161.1	
Superficies	10.9	10.9	
Leasing Rights on Land	25.9	22.2	
Other Claims	1,491.7	1,276.0	
Call Loans	390.8	410.6	
Lending Money to Banking Account	1,533.4	1,797.6	
Cash and Due from Banks	693.6	937.7	
Total Assets	37,360.1	37,063.8	
Liabilities:			
Money Trusts	7,849.4	7,776.2	
Pension Trusts	4,274.7	4,563.7	
Property Formation Trusts	4.6	4.4	
Loan Trusts	569.3	618.1	
Investment Trusts	12,464.3	12,202.6	
Money in Trusts Other than Money Trusts	835.0	818.2	
Securities in Trust	2,948.2	2,856.5	
Money Claims in Trust	3,104.7	3,046.3	
Equipment in Trust	74.2	87.4	
Real Estate in Trust	64.4	92.9	
Leasing Rights on Land in Trust	0.2	0.2	
Composite Trusts	5,170.6	4,996.8	
Other Trusts	0.0	0.0	
Total Liabilities	37,360.1	37,063.8	

Notes:

Figures in the above balance sheets include the trust assets under the Service-Shared Co-Trusteeship with The Master Trust Bank of Japan. (Amount of which was Yen 11,342.7 billion as of Dec. 31, 2004 and Yen 11,644.8 billion as of Sept. 30, 2004)